SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vineyard National Bancorp

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

927426106

(CUSIP Number)

August 15, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927426106	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS UKA, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER Less than 5%
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER Less than 5%

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 927426106	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS B. U. Patel Family Trust dated April 11, 2002
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER Less than 5%
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER Less than 5%

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%
12.	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 927426106	Page 4 of 6 Pages

Item 1.

	Item 1(a):	Name of Issuer:

Vineyard National Bancorp

	Item 1(b):	Address of Issuer’s Principal Executive Offices:

1260 Corona Pointe Court Corona, CA 92879

Item 2.

	Item 2(a):	Name of Person Filing:

UKA, L.P. B. U. Patel Family Trust dated April 11, 2002

	Item 2(b):	Address of Principal Business Office or, if None, Residence:

UKA, L.P. B. U. Patel Family Trust dated April 11, 2002 620 Newport Center Drive, Fourteenth Floor, Newport Beach, California 92660

	Item 2(c):	Citizenship:

UKA, L.P.: California B. U. Patel Family Trust dated April 11, 2002: California

	Item 2(d):	Title of Class of Securities:

Common Stock, $0.01 par value per share

	Item 2(e):	CUSIP Number:

927426106

Item 3.	If this Statement is filed pursuant to Rules 13-d-1(b) or 13d-2(b), or (c), check whether the person is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13-d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 927426106	Page 5 of 6 Pages

Item 4.	Ownership:

	Item 4(a)	Amount Beneficially Owned:

UKA, L.P.: Less than 5% B. U. Patel Family Trust dated April 11, 2002: Less than 5%

	Item 4(b)	Percent of Class:

UKA, L.P.: Less than 5% B. U. Patel Family Trust dated April 11, 2002: Less than 5%

	Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Not Applicable

(ii) Shared power to vote or direct the vote:

UKA, L.P.: Less than 5% B. U. Patel Family Trust dated April 11, 2002: Less than 5%

(iii) Sole power to dispose or direct the disposition of:

Not Applicable

(iv) Shared power to dispose or to direct the disposition of:

UKA, L.P.: Less than 5% B. U. Patel Family Trust dated April 11, 2002: Less than 5%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 927426106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2008	UKA, L.P.

	By:	BPP One, LLC, a California limited liability
Company, its General Partner

/s/ B. U. Patel
	Name:	B. U. Patel
	Title:	Member

Date: August 25, 2008	B.U. Patel Family Trust Dated April 11, 2002

	By:	/s/ B. U. Patel
	Name:	B. U. Patel
	Title:	Trustee